Exhibit 99.3

1 U P X 1. 2. F o r A gain s t A bs t ain F o r A gain s t A bs t ain F o r A gain s t A bs t ain F o r 4.c. 4.h. 6. A gain s t A bs t ain 3. 4 .a. 4 . b. 4.d. 4.i. 7. 4.e . 5 . a . 8.a. 4 . f . 5 . b . 8. b . 4.g. 5.c. 8.c. 9. 1 0 . F o r A gain s t A bs t ain a b s t ain Using a black ink pen, mark your votes with an X as shown in this example. Please do not write outside the designated areas. 0 3T K OE + q IF VOTING BY MAIL, SIGN, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. q + Proposals — The Board of Directors recommends a vote FOR Proposals 1 – 10. A If you wish to vote in favour of Agenda Items 1 - 10 as recommended by the Board of Directors, you need only mark this box: In all other cases, please mark the following Agenda Items individually: If a new proposal is made under a new or existing agenda item, I instruct the independent proxy to: vote in accordance with the recommendation of the Board of Directors vote against the proposal MMMMMMMM M 5 7 5 3 1 1 MR A SAMPLE (THIS AREA IS SET UP TO ACCOMMODATE 140 CHARACTERS) MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND C 1234567890 J N T MMMMMM Annual General Meeting Proxy Card 1234 5678 9012 345 000001 MR A SAMPLE DESIGNATION (IF ANY) ADD 1 ADD 2 ADD 3 ADD 4 ADD 5 ADD 6 ENDORSEMENT_LINE______________ SACKPACK_____________ MMMMMMMMMMMM MMMMMMMMMMMMMM C123456789 000000000.000000 ext 000000000.000000 ext 000000000.000000 ext 000000000.000000 ext 000000000.000000 ext 000000000.000000 ext Electronic Voting Instructions Available 24 hours a day, 7 days a week! Instead of mailing your proxy, you may choose the voting method outlined below to vote your proxy. VALIDATION DETAILS ARE LOCATED BELOW IN THE TITLE BAR. Electronic voting instructions, voting instructions via proxy cards must be received by Computershare no later than June 8, 2023 at 11:59 p.m. EDT / June 9, 2023 at 5:59 a.m. CEST. Vote by Internet www.envisionreports.com/ADCT

q IF VOTING BY MAIL, SIGN, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. q + + NOTE: Please sign as name appears hereon. Joint owners should each sign. When signing as attorney, executor, administrator, trustee or guardian, please give full title as such. Date (mm/dd/yyyy) — Please print date below. Signature 1 — Please keep signature within the box. Signature 2 — Please keep signature within the box. Authorized Signatures — This section must be completed for your vote to be counted. — Date and Sign Below B Proxy — ADC Therapeutics SA Proposals — The Board of Directors recommends a vote FOR Proposals 1 - 10: 1 2022 Management Report, Annual Financial Statements and Consolidated Financial Statements, Auditors’ Reports The Board of Directors proposes that the Management Report, the Annual Financial Statements and the Consolidated Financial Statements for the financial year 2022 be approved, and that the Auditors’ Reports be acknowledged. 2 Discharge of the members of the Board of Directors and the Executive Committee The Board of Directors proposes that the members of the Board of Directors and the Executive Committee be discharged from liability for the financial year 2022. 3 Appropriation of 2022 Financial Result The Board of Directors proposes that the loss of the Company be carried forward to new account. 4 Re - election of the Chair; election and re - election of the Members of the Board of Directors a. Re - election of Ron Squarer (as Chair and member of the Board) b. Re - election of Jean - Pierre Bizzari (as member of the Board) c. Re - election of Peter Hug (as member of the Board) d. Re - election of Ameet Mallik (as member of the Board) e. Re - election of Viviane Monges (as member of the Board) f. Re - election of Thomas Pfisterer (as member of the Board) g. Re - election of Tyrell Rivers (as member of the Board) h. Re - election of Victor Sandor (as member of the Board) i. Election of Robert Azelby (as member of the Board) 5 Election and re - election of the members of the Compensation Committee a. Re - election of Peter Hug b. Election of Victor Sandor c. Election of Robert Azelby 6 Election of the Independent Proxy The Board of Directors proposes to elect the notary firm PHC Notaires, in Lausanne, Switzerland, as Independent Proxy for a term of office until completion of the 2024 Annual General Meeting . 7 Re - election of the Statutory Auditor The Board of Directors proposes to re - elect PricewaterhouseCoopers SA as the Company’s statutory auditor for the financial year 2023 . 8 Approval of the Compensation of the Board of Directors and the Executive Committee a. Approval of the maximum aggregate amount of compensation of the Board of Directors until completion of the 2024 Annual General Meeting The Board of Directors proposes to approve a maximum aggregate amount of compensation for the members of the Board of Directors of USD 2,500,000 for the period from the 2023 Annual General Meeting to the 2024 Annual General Meeting. b. Approval of the maximum aggregate amount of fixed compensation of the Executive Committee for 2024 The Board of Directors proposes to approve a maximum aggregate amount of fixed compensation for the members of the Executive Committee of USD 3,500,000 for the financial year 2024. c. Approval of the maximum aggregate amount of variable compensation of the Executive Committee for 2023 The Board of Directors proposes to approve a maximum aggregate amount of variable compensation for the members of the Executive Committee of USD 11,000,000 for the current financial year 2023. 9 Capital Range The Board of Directors proposes to replace the current Article 4a (Authorized Share Capital) of our Articles of Association by a new Article 4a (Capital Range). 10 Amendment to the Articles of Association: Board Size The Board of Directors proposes to amend Article 15 (Number of Directors) of our Articles of Association such as to reduce the maximum size of the Board of Directors from 12 to 9 members. Notice of 2023 Annual General Meeting of Shareholders Proxy Solicited by Board of Directors for Annual General Meeting — June 14, 2023 PHC Notaires, in Lausanne, Switzerland, with the power of substitution, independent proxy, is hereby authorized to represent and vote the shares of the undersigned, with all the powers which the undersigned would possess if personally present, at the Annual General Meeting of Shareholders of ADC Therapeutics SA to be held on June 14 , 2023 , or at any postponement or adjournment thereof . Shares represented by this proxy will be voted by the independent proxy . If no such directions are indicated, the independent proxy will have authority to vote FOR the election of the Board of Directors, FOR items 1 - 10 and in accordance with the recommendation of the Board of Directors in the event of a new proposal under a new or existing agenda item . (Items to be voted appear on reverse side)